

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2016

Abraham Mirman
Chief Executive Officer
Lilis Energy, Inc.
216 16th Street, Suite 1350
Denver, Colorado 80202

   Re: **Lilis Energy, Inc.**
     Preliminary Proxy Statement on Schedule 14A
     Filed September 1, 2016
     File No. 001-35330

Dear Mr. Mirman:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/H. Roger Schwall

             H. Roger Schwall
             Assistant Director
             Office of Natural Resources